July 15, 2025

Corey Dias
Chief Executive Officer
Anfield Energy Inc.
2005-4390 Grange Street, Burnaby
British Columbia, Canada, V5H 1P6

       Re: Anfield Energy Inc.
           Amendment No. 3 to Draft Registration Statement on Form 20-F Submitted June 30, 2025
           CIK No. 0001519469
Dear Corey Dias:

     We have reviewed your amended draft registration statement and have the following comment.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 26, 2025 letter.

Amendment No. 3 to Draft Registration Statement on Form 20-F
Item 8. Financial Information
Notes to Consolidated Financial Statements
Note 6. Property and Equipment, page FS-14

1. We note your revised disclosure states the recoverable amount is categorized as level
       3 in the fair value hierarchy. You also disclose the key assumptions used to determine the replacement cost included the inflation rates used to bring certain costs related to the construction to equivalent levels as well as the type of equipment required to make
       the assets comparable. Please further explain the    type of equipment
required to make
       the assets comparable    and revise the disclosure to clarify. In
addition, please revise
 July 15, 2025
Page 2

       your disclosure pursuant to IFRS 1393(d) to provide quantitative information about the significant unobservable inputs used in the fair value measurements, or explain why you do not believe this disclosure is applicable.
        Please contact Myra Moosariparambil at 202-551-3796 or Craig Arakawa at 202-551-
3650 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at 202-551-3610 with questions regarding engineering comments. Please contact Cheryl Brown at 202-551-3905 or Irene Barberena-
Meissner at 202-551-6548 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Richard Raymer, Esq.